Exhibit 99.1

Silicon Motion Announces Second Quarter Results for the Period Ended June 30, 2009

Second Quarter 2009

Financial Highlights

•	Net sales decreased 6% quarter-over-quarter to US$20.3 million

•	Gross margin excluding stock-based compensation improved to 48.5% compared with our 1Q09 gross margin of 44.1%

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items increased from 1Q09 of US$10.0 million to US$11.2 million in the second quarter

•

Net income (loss) excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and one-time items improved from a loss in 1Q09 of US$0.8 million to an income of US$1.0 million. GAAP net loss increased from US$1.4 million in 1Q09 to US$6.2 million

•

Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and one-time items were US$0.03, an improvement from our 1Q09 loss per ADS of US$0.03. GAAP diluted loss per ADS was US$0.22

Business Highlights

•	Reduced total unit shipments 46% year-over-year and 26% sequentially to approximately 54 million units

•	Reduced storage controller unit shipments 48% year-over-year and 29% sequentially

•	Received controller design win from Intel for its 34nm NAND flash

•	Received design win with global tier-one handset vendor for our ISDB-T solution for the Japan mobile TV market

•	Received design win for our CDMA transceiver with global tier-one handset vendor for the China mobile phone market

Taipei, Taiwan, July 30, 2009 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its second quarter 2009 financial results. For the second quarter of 2009, net sales decreased 6% quarter-over-quarter to US$20.3 million. Net loss (GAAP) for the second quarter was US$6.2 million or US$0.22 per diluted ADS.

Net income (loss) excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and one-time items improved in the second quarter to an income of US$1.0 million or US$0.03 per diluted ADS as compared to a loss of US$0.8 million in the first quarter of 2009.

Second Quarter 2009 Financial Review (1)

Commenting on the results of the second quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“As we had indicated on our second quarter pre-announcement, our business in the second quarter continued to be negatively affected by the global economic slowdown and the shortage in NAND flash available to our customers. While we had originally anticipated the supply of NAND flash to improve steadily throughout the second quarter, the timing and availability of NAND flash to our customers was challenging. NAND flash vendors continued to limit availability of products to card and UFD device makers and this resulted in less procurement of our controllers. Additionally, consumer demand and unit growth was limited by high prices for flash memory.

While the first half of 2009 was challenging, we are beginning to see the potential for improvement in our operating environment for the second half of 2009. We are seeing an increasing supply of flash, especially 4x and 3x nm components. We continue to offer advanced, best-in-class controller technologies that help our NAND flash partners accelerate market adoption of next generation flash. We announced in July that our controllers have been validated by Micron for its 34nm flash and these controllers are already in mass production. Our controllers have also been selected by Intel for its 34nm USB products.

Sales of our mobile communications products this quarter were strong due to increasing sales of T-DMB SoC products for the Korea mobile TV market. We are also showing initial success with our expansion into other markets with our design wins at tier-one global handset OEMs for our ISDB-T SoCs for the Japan and Brazil mobile TV markets and for our CDMA transceiver for the ultra low-cost phone market. We believe that these new design wins will serve as a strong base for our continued mobile communications growth.”

Sales

Net sales in the second quarter totaled US$20.3 million, a decrease of 6% compared with the previous quarter. This quarter, mobile storage products accounted for 54% of net sales, mobile communications 33% of net sales, and multimedia SoCs 12% of net sales.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, decreased 26% from the first quarter of 2009 to US$11.0 million this quarter.

Net sales of mobile communication products, which include mobile TV IC solutions, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, increased 42% from the first quarter of 2009 to US$6.7 million in the second quarter.

Net sales of multimedia SoC products, which include embedded graphics processors, PMP and DAB SoCs, and PC camera SoCs, increased 28% from the first quarter of 2009 to US$2.5 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation improved from 44.1% in the first quarter to 48.5% this quarter. GAAP gross margin increased from 43.8% to 48.0% in the second quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items were US$11.2 million, which were higher than the US$10.0 million reported for the first quarter. Research and development expenditures, excluding stock-based compensation, were US$6.8 million, which were higher than US$5.6 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.4 million, which were higher than US$2.0 million in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.1 million, which were lower than US$2.3 million in the previous quarter. Stock-based compensation was US$2.2 million, which was higher than US$1.7 million in the previous quarter. Acquisition-related charges were US$1.5 million, which was slightly higher compared to the US$1.4 million in the previous quarter. Litigation expenses were less than US$0.1 million in the second quarter, similar to the previous quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was a negative 6.7%, which was lower compared with the negative 2.3% in the previous quarter. GAAP operating margin was a negative 24.7%, which was lower compared with the negative 16.7% in the previous quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss was US$0.1 million, which was slightly less than US$0.2 million in the previous quarter. GAAP net total other income was a loss of US$3.4 million, which was significantly lower than the an income of

US$2.7 million in the previous quarter due primarily to a foreign exchange loss of US$3.5 million in the second quarter compared to a foreign exchange gain of US$2.5 million in the first quarter.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain, and one-time items was US$1.0 million in this quarter, an improvement from a loss of US$0.8 million in the previous quarter due to a deferred tax benefit of US$2.2 million. Diluted income per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and one-time items was US$0.03, an improvement from a loss per ADS of US$0.03 in the previous quarter.

GAAP net loss was US$6.2 million, which was higher than a net loss of US$1.4 million in the previous quarter. Diluted GAAP loss per ADS was US$0.22, a decrease compared to the loss per ADS of US$0.05 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased from US$57.5 million at the end of the first quarter of 2009 to US$60.7 million at the end of this quarter. The increase was partially due to the reduction of working capital.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2009

(In US$ millions)
Net income (loss)	(6.2)
Depreciation & amortization	2.7
Changes in operating assets and liabilities	3.3
Others	0.1

Net cash provided by (used in) operating activities	(0.1)

Acquisition of property and equipment	(0.9)
Others	—

Net cash provided by (used in) investing activities	(0.9)

Others	—

Net cash provided by (used in) financing activities	—

Effects of changes in foreign currency exchange rates on cash	2.5

Net increase in cash and cash equivalents	1.5

Pro-forma adjustment for foreign exchange translation	1.9

Pro-forma net increase in cash and cash equivalents	3.4

During the second quarter of 2009, we spent US$0.9 million in capital expenditures primarily relating to the purchase of software and equipment. There were no shares repurchased in the second quarter.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“While we are seeing some signs of improving NAND flash supply, flash component sales volume remains constrained, flash prices remain high, and overall consumer demand continues to be lackluster. We are however encouraged by the continuing ramp of next-generation flash and our traction with our NAND flash business partners and customers. We are also encouraged by our recent mobile communications design wins and sales contributions from this product line.”

For the third quarter of 2009, management expects:

•	Revenue to be flat to up 10% sequentially

•	Non-GAAP and GAAP gross margin to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items of approximately US$14 to US$15 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on July 30, 2009.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=P9WEMMW9N

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0869

USA (Toll): 1 617 213 4854

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 1347 1908

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 8851 0796

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2008 (NT$)	Mar. 31, 2009 (NT$)	Jun. 30, 2009 (NT$)	Jun. 30, 2008 (US$)	Mar. 31, 2009 (US$)	Jun. 30, 2009 (US$)
Net Sales	1,475,747	732,024	673,625	48,481	21,543	20,314
Cost of sales	780,523	411,162	350,159	25,642	12,100	10,560

Gross profit	695,224	320,862	323,466	22,839	9,443	9,754

Operating expenses
Research & development	305,203	219,649	264,026	10,027	6,464	7,962
Sales & marketing	83,093	79,740	87,984	2,730	2,346	2,653
General & administrative	136,720	95,948	89,528	4,491	2,824	2,700
Amortization of intangibles assets	48,467	47,877	48,081	1,592	1,409	1,450

Operating income (loss)	121,741	(122,352)	(166,153)	3,999	(3,600)	(5,011)

Non-operating income (expense)

Gain on sale of investments	5,816	157	44	191	5	1
Interest income (net)	10,488	5,517	5,220	345	161	157
Dividend income	2,239	—	—	74	—	—
Foreign exchange gain (loss)	(7,329)	86,433	(115,396)	(241)	2,544	(3,480)
Others	24	(148)	(1,987)	1	(4)	(59)

Subtotal	11,238	91,959	(112,119)	370	2,706	(3,381)

Income (loss) before tax	132,979	(30,393)	(278,272)	4,369	(894)	(8,392)
Income tax expense (benefit)	73,161	17,436	(73,723)	2,403	513	(2,223)

Net income (loss)	59,818	(47,829)	(204,549)	1,966	(1,407)	(6,169)

Basic earnings (loss) per ADS	$1.83	($1.75)	($7.38)	$0.06	($0.05)	($0.22)
Diluted earnings (loss) per ADS	$1.79	($1.72)	($7.21)	$0.06	($0.05)	($0.22)

Margin Analysis:
Gross margin	47.1%	43.8%	48.0%	47.1%	43.8%	48.0%
Operating margin	8.2%	(16.7%)	(24.7%)	8.2%	(16.7%)	(24.7%)
Net margin	4.1%	(6.5%)	(30.4%)	4.1%	(6.5%)	(30.4%)

Weighted avg. ADS[1]:
Basic	32,775	27,354	27,728	32,775	27,354	27,728
Diluted	33,377	27,783	28,375	33,377	27,783	28,375

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2008 (NT$)	Mar. 31, 2009 (NT$)	Jun. 30, 2009 (NT$)	Jun. 30, 2008 (US$)	Mar. 31, 2009 (US$)	Jun. 30, 2009 (US$)
GAAP net income (loss)	59,818	(47,829)	(204,549)	1,966	(1,407)	(6,169)
Stock-based compensation:
Cost of sales	3,045	2,118	3,406	100	62	103
Research and development	35,410	28,053	38,953	1,163	826	1,175
Sales and marketing	12,856	11,270	9,907	422	332	299
General and administrative	16,274	15,105	19,134	535	445	577

Total stock-based compensation	67,585	56,546	71,400	2,220	1,665	2,154

Acquisition related charges:
Amortization of intangible assets	48,467	47,877	48,081	1,592	1,409	1,450
Litigation expenses	20,405	1,290	1,538	670	38	46
Foreign exchange loss (gain)	7,329	(86,433)	115,396	241	(2,544)	3,480
FIN 48 tax charge	64,328	—	—	2,113	—	—

Non-GAAP net income (loss)	267,932	(28,549)	31,866	8,802	(839)	961

Weighted avg. ADS (non-GAAP):
Basic	32,775	27,354	27,728	32,775	27,354	27,728

Diluted	34,386	28,853	30,710	34,386	28,853	30,710

Non-GAAP basic earnings (loss) per ADS	$8.17	($1.04)	$1.15	$0.27	($0.03)	$0.03

Non-GAAP diluted earnings (loss) per ADS	$7.79	($0.99)	$1.04	$0.26	($0.03)	$0.03

Non-GAAP gross margin	47.3%	44.1%	48.5%	47.3%	44.1%	48.5%
Non-GAAP operating margin	17.5%	(2.3%)	4.7%	17.5%	(2.3%)	4.7%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data)

(unaudited)

	For the Six Months Ended
	Jun. 30, 2008 (NT$)	Jun. 30, 2009 (NT$)	Jun. 30, 2008 (US$)	Jun. 30, 2009 (US$)
Net Sales	3,061,821	1,405,649	98,832	41,872
Cost of sales	1,557,468	761,321	50,273	22,679

Gross profit	1,504,353	644,328	48,559	19,193
Operating expenses
Research & development	531,410	483,675	17,153	14,408
Sales & marketing	164,674	167,724	5,315	4,996
General & administrative	273,229	185,476	8,820	5,525
Amortization of intangible assets	97,273	95,959	3,140	2,858

Operating income (loss)	437,767	(288,506)	14,131	(8,594)

Non-operating expense (income)
Gain on sale of investments	15,065	201	486	6
Unrealized holding gain (loss) on marketable securities	(1,122)	—	(36)	—
Interest income (net)	21,028	10,737	679	319
Dividend income	2,239	—	72	—
Foreign exchange gain (loss)	(89,274)	(28,963)	(2,882)	(863)
Others	181	(2,135)	6	(63)

Subtotal	(51,883)	(20,160)	(1,675)	(601)

Income (loss) before tax	385,884	(308,666)	12,456	(9,195)
Income tax expense (benefit)	75,100	(56,288)	2,424	(1,677)

Net income (loss)	310,784	(252,378)	10,032	(7,518)

Basic earnings (loss) per ADS	$9.41	($9.16)	$0.30	($0.27)

Diluted earnings (loss) per ADS	$9.27	($8.99)	$0.30	($0.27)

Margin Analysis:
Gross margin	49.1%	45.8%	49.1%	45.8%
Operating margin	14.3%	(20.5%)	14.3%	(20.5%)

Weighted average ADS:
Basic	33,031	27,541	33,031	27,541
Diluted	33,514	28,079	33,514	28,079

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2008 (NT$)	Jun. 30, 2009 (NT$)	Jun. 30, 2008 (US$)	Jun. 30, 2009 (US$)
GAAP net income (loss)	310,784	(252,378)	10,032	(7,518)
Stock-based compensation:
Cost of sales	6,131	5,524	198	165
Research and development	70,523	67,006	2,276	1,996
Sales and marketing	25,599	21,177	826	631
General and administrative	32,971	34,239	1,064	1,020

Total stock-based compensation	135,224	127,946	4,364	3,812

Acquisition related charges:
Amortization of intangible assets	97,273	95,959	3,140	2,858
Litigation expenses	39,125	2,828	1,263	84
Foreign exchange loss (gain)	89,273	28,963	2,882	863
FIN48 tax charges	64,328	—	2,076	—

Non-GAAP net income (loss)	736,007	3,318	23,757	99

Weighted avg. ADS (non-GAAP):
Basic	32,934	27,541	32,934	27,541

Diluted	34,513	29,781	34,513	29,781

Non-GAAP basic earnings per ADS	$22.35	$0.12	$0.72	$0.00

Non-GAAP diluted earnings per ADS	$21.33	$0.11	$0.69	$0.00

Non-GAAP gross margin	49.3%	46.2%	49.3%	46.2%
Non-GAAP operating margin	23.2%	(4.4%)	23.2%	(4.4%)

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2008 (NT$)	Mar. 31, 2009 (NT$)	Jun. 30, 2009 (NT$)	Dec. 31, 2008 (US$)	Mar. 31, 2009 (US$)	Jun. 30, 2009 (US$)
Cash and cash equivalents	1,586,941	1,905,598	1,955,309	48,441	55,948	59,306
Short-term investments	112,505	54,103	45,136	3,434	1,588	1,369
Accounts receivable (net)	923,717	755,706	569,107	28,196	22,188	17,261
Inventories	638,566	503,343	473,453	19,492	14,778	14,360
Refundable deposits—current	85,368	80,555	81,376	2,606	2,365	2,468
Deferred income tax assets (net)	55,276	50,112	48,226	1,688	1,471	1,463
Prepaid expenses and other current assets	155,527	80,357	151,904	4,748	2,360	4,607

Total current assets	3,557,900	3,429,774	3,324,511	108,605	100,698	100,834

Long-term investments	50,369	50,616	50,371	1,538	1,486	1,528
Property and equipment (net)	911,885	892,317	875,680	27,835	26,198	26,560
Goodwill and intangible assets(net)	2,641,504	2,590,064	2,544,420	80,632	76,044	77,174
Other assets	282,994	218,452	288,471	8,638	6,414	8,750

Total assets	$7,444,652	$7,181,223	$7,083,453	$227,248	$210,840	$214,846

Accounts payable	378,624	340,037	276,453	11,558	9,983	8,385
Income tax payable	212,513	159,915	147,029	6,487	4,695	4,459
Accrued expenses and other current liabilities	456,710	355,073	372,025	13,940	10,425	11,284

Total current liabilities	1,047,847	855,025	795,507	31,985	25,103	24,128
Long-term liabilities	60,702	59,554	65,712	1,853	1,748	1,993
Other liabilities	46,511	40,216	41,602	1,420	1,181	1,263

Total liabilities	1,155,060	954,795	902,821	35,258	28,032	27,384
Shareholders’ equity	6,289,592	6,226,428	6,180,632	191,990	182,808	187,462

Total liabilities & shareholders’ equity	$7,444,652	$7,181,223	$7,083,453	$227,248	$210,840	$214,846

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$30.44 to US$1 for 2Q08, NT$33.98 to US$1 for 1Q09, and NT$33.16 to US$1 for2Q09 based on the average of the historical exchange rate of the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.76 to US$1 at the end of 4Q08, NT$34.06 to US$1 at the end of 1Q09, and NT$32.97 to US$1 at the end of 2Q09.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2009 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 14, 2009. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com